Filed by Netfin Holdco pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Netfin Acquisition Corp. (File No. 001-39008)

Commission File No. for the Related Registration Statement: 333-248486

This press release set forth below was filed by Netfin Acquisition Corp. on November 9, 2020 as Exhibit 99.1 to a Current Report on Form 8-K in connection with the proposed business combination among Netfin Acquisition Corp, Netfin Holdco, Netfin Merger Sub and Triterras Fintech Pte. Ltd.

NETFIN ACQUISITION CORP. ANNOUNCES POSITIVE RESULTS OF SHAREHOLDER REDEMPTIONS

- Approximately $250 Million in Cash Will Remain in Trust Account -

- Less Than 3% of Public Shares Elected Redemption –

- Shareholders Are Reminded to Vote in Favor of the Business Combination -

NEW YORK, NY, November 9, 2020 – Netfin Acquisition Corp. (Nasdaq: NFIN, NFINW) (“Netfin” or the “Company”) today announced that less than 3% of its public shares were submitted for redemption in connection with the Company's previously announced business combination with Triterras Fintech Pte. Ltd. (“Triterras Fintech”). As a result, approximately $250 million will remain in Netfin’s trust account and be released upon the closing of the business combination.

In addition, Netfin reminds its shareholders to vote in favor of the proposed business combination and other proposals to be presented to shareholders at the Extraordinary General Meeting (the “special meeting”) scheduled to occur at 9:00 AM Eastern time on November 10, 2020. Shareholders can submit their proxy votes over the Internet by accessing the Internet website specified in the proxy card or voting instruction form provided to them.

The business combination is expected to close as soon as practicable after the special meeting, subject to the satisfaction of the applicable closing conditions. Upon the closing of the business combination, the combined company will be renamed "Triterras, Inc." and its ordinary shares will trade on The Nasdaq Stock Market (“Nasdaq”) under the ticker symbol "TRIT".

About Triterras Fintech

Triterras Fintech is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

About Netfin Acquisition Corp.

Netfin is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, focused on the financial technology, technology and financial services industries, including businesses engaged in commercial, online and mobile banking and payments, trade finance and telecommunications, that offer a differentiated technology platform and product suite for interfacing with the financial services sector. For more information, visit www.netfinspac.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Netfin’s and Triterras Fintech’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Netfin’s and Triterras Fintech’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Netfin’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Netfin or Triterras Fintech following the announcement of the business combination; (2) the inability to complete the business combination, including due to failure to obtain approval of Netfin’s shareholders or other conditions to closing in the definitive agreement relating to the business combination (the “Business Combination Agreement”); (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to meet Nasdaq’s listing requirements following the business combination; (5) the impact of COVID-19 on Netfin or Triterras Fintech; (6) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Netfin, Triterras Fintech or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” in the Registration Statement (as defined below), and in Netfin’s other filings with the SEC. Netfin cautions that the foregoing list of factors is not exclusive. Netfin cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Netfin does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Netfin Holdco, a Cayman Islands exempted company, has filed with the SEC a registration statement on Form F-4 (the “Registration Statement”) which includes a proxy statement/prospectus and certain other related documents, which comprise both the proxy statement distributed to Netfin’s shareholders in connection with Netfin’s solicitation of proxies for the vote by Netfin’s shareholders with respect to the business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of certain the securities of Netfin Holdco to be issued in the business combination. Netfin’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus included in the Registration Statement and the amendments thereto, as these materials contain important information about the parties to the Business Combination Agreement, Netfin and the business combination. The Registration Statement was declared effective on October 29, 2020 and the definitive proxy statement/prospectus was mailed on or about October 30, 2020 to shareholders of record as of October 12, 2020, the record date for the special meeting. Shareholders can obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge at the SEC’s web site at www.sec.gov, or by directing a request to: Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Participants in the Solicitation

Netfin and its directors and executive officers may be deemed participants in the solicitation of proxies from Netfin’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Netfin is contained in the Registration Statement and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995.

Triterras Fintech Contact:

Jim Groh

(678) 237-7101

Netfin Investor Relations Contact:

Gateway Investor Relations

Cody Slach and Matt Glover

(949) 574-3860

NFIN@gatewayir.com

Netfin Company Contact:

Marat Rosenberg, Founder & President

(972) 757-5998

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